

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2022

Ashish Kapoor
Chief Financial Officer
CordovaCann Corp.
217 Queen Street West
Suite 401
Toronto, Ontario, M5V 0R2, Canada

Re: CordovaCann Corp.
Form 20-F for the Fiscal Year Ended June 30, 2021
Filed December 15, 2021
File No. 000-50492

Dear Mr. Kapoor:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services